SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ----------------

                                   FORM 6-K
                                ----------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 26, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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  (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


                Form 20-F   X                Form 40-F
                            ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                          No           X
                            ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

PRESS RELEASE

       CNOOC MADE NEW DISCOVERIES AND WARNED OF OPERATIONAL CHALLENGES
                                    AHEAD

(Hong Kong, December 26, 2003) - CNOOC Limited (the "Company", NYSE: CEO,
SEHK: 883) today announced that it made two oil and gas geological discoveries in the Western South China Sea, offshore China and three discoveries in the West Madura Production Sharing Contract ("PSC") area, offshore East Java, Indonesia.

Wildcat Weizhou ("WZ") 11-1N-1 was drilled on the WZ 11-1N structure, in the vicinity of the existing Weizhou fields. Well logging data revealed an approximately 164 feet (50 meters) deep oil zone. Songtao ("ST") 24-1-1 is also a wildcat drilled on the ST 24-1 structure. The well encountered oil and gas, which is of geological significance.

In addition, the Company also discovered oil and gas in the West Madura PSC area, offshore East Java, Indonesia. Well KE 38-1, which encountered 54.5 feet of oil pay and 642.5 feet of gas pay in the Kujung I carbonate formation, was drill stem tested to flow 935 barrels of oil and 0.34 million cubic feet of gas per day. Well logs confirmed that wells KE 54-1 and KE 32-1 also contained substantial oil and gas pays in the Kujung I Carbonate formation.

The Company holds 100% interest in both of the new discoveries offshore China (WZ11-1N-1 and ST24-1-1). The Company holds 25% interest in each of the three new discoveries offshore East Java (KE38-1, KE54-1 and KE32-1).

The Company also reports that the reservoir characteristics and geological structure of some producing fields have proven more complex than expected. The difficulties are putting pressure on the production and costs.

Major fields encountering challenges include QHD 32-6 and PL 19-3, both in the Bohai Bay. These heavy crude fields are new to the Company and its partners, and it will take some time to develop and implement measures to handle these fields. In addition, the production growth of PY5-1/4-2 in Eastern South China Sea is slower than anticipated.

Although the production pressure from these challenges is not expected to materially impact the Company's 2003 targets, the operational difficulties will have an impact on next year's production and costs.

"Our partners and we are implementing measures to deal with these problems, and we are seeing good responses. While these problems are not uncommon and we were in the past able to make up for any shortfalls with productions from other fields, these difficulties coming together are expected to lower the 2004 production targets by approximately 5-6 million BOE," commented Mr. Zhou Shouwei, President of the Company.

Mark Qiu, CFO and Senior Vice President, added, "Some of these fields have relatively high operating cost bases. Combined with the production volume underperformance, we are seeing increased unit costs. "

"We have taken steps to address these issues and we remain optimistic about the future growth of the Company. These problems are an inherent part of the business. We will try to fix them and move forward. Costs are projected to come back down in 2005," noted Mr. Fu Chengyu, Chairman and CEO.


Ends

Notes to Editors:

              CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 353,102 BOE per day for the first nine months of 2003.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,047 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

              CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out its oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the "Company"). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further inquiries, please contact:

------------------------------------------------------------------------------
Mr. Xiao Zongwei                Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                   Ketchum Newscan Public Relations
Tel : +86 10 8452 1646          Tel: 852-3141-8016/852-3141-8063/852-3141-8091
Fax:  +86 10 8452 1648          Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn     E-mail: anne.lui@knprhk.com
        -------------------             -------------------
                                        carol.chan@knprhk.com
                                        ---------------------
                                        maggie.chan@knprhk.com
                                        ----------------------
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


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                            CNOOC Limited

                                            By:  /s/ Cao Yunshi
                                                 ---------------------
                                                 Name:  Cao Yunshi
                                                 Title:  Company Secretary

Dated: December 29, 2003